EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction

AmerUs Life Insurance Company	Iowa
AmerUs Annuity Group Co.	Kansas
American Investors Life Insurance Company, Inc.	Kansas
AmerUs Capital Management Group, Inc.	Iowa
ILICO Holdings, Inc.	Indiana
Indianapolis Life Insurance Company	Indiana
Bankers Life Insurance Company of New York	New York